SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2004

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________________

Attached to the Registrant’s Form 6-K for the month of April 2004, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release dated April 27, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: April 28, 2004

FOR IMMEDIATE RELEASE

Spectrum Signal Processing Reports Positive First Quarter 2004
Results, Net of Restructuring Related Charges

Burnaby, B.C. Canada – April 27, 2004 – Spectrum Signal Processing, Inc. (NASDAQ: SSPI / TSX: SSY) a leading provider of high performance wireless signal processing solutions, today announced its financial results for its first quarter ended March 31, 2004. Spectrum reports all results in U.S. dollars and in accordance with US GAAP. First quarter operating highlights include:

•	Revenue of $4.3 million;

•	Gross margins of 58%;

•	Operating expenses of $2.9 million, excluding restructuring related charges of $2.6 million and expense offsets of $0.6 million; and,

•	Pro forma net earnings of $0.3 million before restructuring related charges.

“I am very pleased to see the positive impact of our restructuring initiatives reflected in our first quarter results,” stated Pascal Spothelfer, Spectrum’s President and CEO. “The closing of our equity financing and signing of our contribution agreement with Technology Partnerships Canada rounded out a well executed quarter. We remain focused on executing a profitable growth model for the company.”

Mr. Spothelfer continued, “As expected, we benefited from residual packet-voice revenues in our first quarter and expect residual packet-voice revenues to continue through our second and third quarters. While our legacy product revenues were nominal in the quarter, our new product revenues grew quarter-over-quarter and are expected to continue to increase over the course of 2004.”

FINANCIAL RESULTS

Revenues for the first quarter of 2004 were $4.3 million, a decrease of 9% compared to revenues of $4.7 million for the fourth quarter of 2003 and a decrease of 25% compared to revenues of $5.7 million for the first quarter of 2003. Wireless revenues were $2.8 million for the first quarter of 2004, a decrease of 26% compared to wireless revenues of $3.8 million for the fourth quarter of 2003 and a decrease of 46% compared to wireless revenues of $5.2 million for the first quarter of 2003. The year-over-year decline in wireless revenues reflects a trend of declining legacy product revenues, partially offset by a trend of increasing revenues from Spectrum’s current generation flexCommTM wireless products and services. Packet-voice revenues were $1.5 million for the first quarter of 2004, an increase of 67% compared to packet-voice revenues of $0.9 million for the fourth quarter of 2003 and an increase of 200% compared to packet-voice revenues of $0.5 million for the first quarter of 2003. The increase in packet-voice revenues is the result of product sales pursuant to an agreement concluded with UTStarcom in December 2003. The company’s packet-voice revenues pursuant to this agreement are expected to decline over the second half of 2004.

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Gross margins for the first quarter of 2004 were 58%, compared to 62% for the first and fourth quarters of 2003.

Operating expenses for the first quarter of 2004 were $4.8 million, compared to $3.9 million for the fourth quarter of 2003 and $3.5 million for the first quarter of 2003. Operating expenses for the first quarter of 2004 included restructuring charges of $2.3 million, a restructuring-related capital asset write-down charge of $0.3 million, and a $0.6 million expense offset recorded pursuant to the Company’s research and development funding agreement with Technology Partnerships Canada (“TPC”). Operating expenses, net of restructuring charges, capital asset write-down charges and TPC expense offsets, were $2.9 million for the first quarter of 2004.

Spectrum recorded a net loss of $2.3 million for the first quarter of 2004, or $0.16 per share, compared to a loss of $0.9 million, or $0.06 per share, for the fourth quarter of 2003 and break-even results for the first quarter of 2003. For the first quarter of 2004, Spectrum recorded pro forma net earnings of $0.3 million, or $0.02 per share, excluding restructuring and capital asset write-down charges.

Spectrum’s cash position, net of bank indebtedness, at March 31, 2004 stood at $1.3 million, compared to $0.5 million at December 31, 2003.

CUSTOMER / PRODUCT / FINANCING ANNOUNCEMENTS

During its first quarter of 2004, Spectrum announced:

•	The award of a Cdn$3.2 million ($2.5 million) contract from the Government of Canada to a team of companies consisting of MacDonald Dettwiler and Associates Ltd., QinetiQ Ltd. and Spectrum for the Advanced Satcom Terminal Technology Demonstration Project;

•	The signing of a Cdn$8.3 million ($6.3 million) research and development funding agreement with the Government of Canada’s Technology Partnerships Canada program. Pursuant to the agreement, TPC is expected to fund 25% of Spectrum’s eligible research and development expenses over a three year period ending December 31, 2006; and,

•	The successful completion of a private placement offering of 2,212,200 units for gross proceeds to the company of Cdn$3.0 million ($2.2 million). The proceeds of the offering have and will be used to fund the company’s restructuring initiatives and for general working capital purposes.

Subsequent to quarter end, Spectrum announced a $1.2 million contract with an international defense contractor for the supply of six SDR-3000 platforms for use in the development and field trial testing of an electronic warfare system.

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CONFERENCE CALL INFORMATION

Spectrum will conduct a conference call and live audio webcast on April 27, 2004 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone by dialing 1.800.387.6216, or via audio webcast by accessing Spectrum’s web site at www.spectrumsignal.com. A replay of the call will be available from April 27, 2004 to April 29, 2004 and can be accessed by dialing 1.416.695.5800 followed by the access code 3038132#, or by visiting www.spectrumsignal.com.

NON-GAAP EARNINGS MEASURES

Non-GAAP earnings measures, including pro forma results, do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Spectrum has presented 2004 pro forma results to aid in the comparison with its 2003 results.

Pro forma earnings and earnings per share reconciliation
(Expressed in thousands of United States dollars, except per share amounts)

		Three months ended March 31,

		2003	2004

		(Unaudited)	(Unaudited)

GAAP net earnings (loss) as reported		$33	$(2,348)
Add back:	Write-down of capital assets	—	270
	Restructuring and other charges	62	2,329

Pro forma net earnings		$95	$251

Pro forma earnings per share
	Basic	$0.01	$0.02
	Diluted	$0.01	$0.02

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

FORWARD-LOOKING SAFE HARBOUR STATEMENT

The statements by Pascal Spothelfer, and the above statements contained in this Business Outlook, are forward-looking statements that involve a number of risks and uncertainties. These risks and uncertainties involve a number of factors including: change in business strategy, political, business and economic conditions, growth rates of the defense and commercial wireless markets, government budget cycles, changes in customer order patterns, the cost and availability of key components, successful contract negotiations, competitive factors, technology changes, the ability to successfully develop and market new products, the acceptance of new products, pricing pressures, and the ability to grow new defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

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ABOUT SPECTRUM SIGNAL PROCESSING, INC.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing products for use in defense and commercial communications infrastructure applications. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Founded in 1987, Spectrum enables its customers with faster time to market and lower costs with flexible and reliable and high-performance solutions. Spectrum’s subsystems are targeted for use in government intelligence, surveillance and communications systems and satellite hubs. More information on Spectrum and its products is available at www.spectrumsignal.com.

TM flexComm is a trademark of Spectrum Signal Processing, Inc.

Spectrum Contact:
Brent Flichel
Chief Financial Officer
Tel: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com

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Spectrum Signal Processing, Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended March 31,

	2003	2004

	(Unaudited)	(Unaudited)

Sales	$5,702	$4,280
Cost of sales	2,151	1,803

	3,551	2,477
Expenses
Administrative	1,147	1,098
Sales and marketing	1,252	679
Research and development	860	308
Amortization	193	132
Write-down of capital assets	—	270
Restructuring and other charges	62	2,329

	3,514	4,816
Earnings (loss) from operations	37	(2,339)
Other
Interest expense	6	9
Other income	(2)	—

	4	9

Net earnings (loss)	33	(2,348)
Deficit, beginning of period	(15,161)	(19,953)

Deficit, end of period	$(15,128)	$(22,301)

Earnings (loss) per share
Basic	$0.00	$(0.16)
Diluted	$0.00	$(0.16)
Weighted average shares
Basic	14,732,391	14,946,203
Diluted	14,736,962	14,946,203

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Spectrum Signal Processing, Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	December 31,	March 31,
ASSETS	2003	2004

		(Unaudited)

Current assets
Cash and cash equivalents	$458	$1,316
Restricted cash	—	99
Trade receivables, net of allowance for doubtful accounts of $293 (2003 — $297)	3,930	4,183
Receivable from Technology Partnerships Canada	298	687
Inventories	1,824	1,709
Prepaid expenses	120	152

	6,630	8,146
Capital assets	1,778	1,480
Other assets	—	301

	$8,408	$9,927

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,859	$2,356
Accrued liabilities	1,945	3,174

	3,804	5,530
Long-term obligations	714	877
Stockholders’ equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 16,963,924 (2003 — 14,751,724)	24,997	26,916
Additional paid-in capital	667	667
Warrants	—	59
Deficit	(19,953)	(22,301)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	3,890	3,520

	$8,408	$9,927

Spectrum Signal Processing, Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended March 31,

	2003	2004

	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net earnings (loss)	$33	$(2,348)
Adjustments to reconcile net earnings (loss) to net cash used for operating activities
Amortization	193	137
Write-down of capital assets	—	270
Deferred charge	—	(306)
Non-cash portion of restructuring charges	62	1,382
Changes in operating assets and liabilities
Restricted cash	—	(99)
Accounts receivable	(419)	(642)
Inventories	(160)	115
Prepaid expenses	(61)	(32)
Accounts payable	394	497
Accrued liabilities	(432)	10

Net cash used for operating activities	(390)	(1,016)

Cash flows from investing activities
Purchase of capital assets	(274)	(104)

Net cash used for investing activities	(274)	(104)

Cash flows from financing activities
Issue of shares for cash, net of issue costs	—	1,978

Net cash provided by financing activities	—	1,978

Net increase (decrease) in cash and cash equivalents during the period	(664)	858
Cash and cash equivalents, beginning of period	3,480	458

Cash and cash equivalents, end of period	$2,816	$1,316

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.